455 Sherman St., Suite 300 Denver, Colorado 80203 303-777-3737 303-777-3823 FAX www.dillanddill.com	Arthur H. Bosworth, II
Christopher W. Carr*
Daniel W. Carr
John J. Coates
Kevin M. Coates
H. Alan Dill
Robert A. Dill
Thomas M.  Dunn
John A. Hutchings
Stephen M. Lee
Fay M. Matsukage**
Adam P. Stapen
Jon Stonbraker

October 21, 2015	Craig A. Stoner Frank W. Suyat Patrick D. Tooley *Also licensed in Washington **Also licensed in Nevada

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:      Elio Motors, Inc.
            Offering Statement on Form 1-A
            Filed on August 28, 2015
            File No. 024-10473

Dear Mr. Dobbie:

On behalf of Elio Motors, Inc. (the “Company”) Amendment No. 1 to the offering statement on Form 1-A is being filed.

The comments of the Staff in its letter dated September 24, 2015, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending a redline of the offering statement, which has been marked to show all of the changes.

Preliminary Offering Circular cover page

1.
Please quantify in footnote 2 the total offering expenses to be borne by you in connection with the offering assuming the minimum and maximum offering conditions.  Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

Response:   Complied.  Footnote 2 has been revised.

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
October 21, 2015

2.
Please disclose your escrow arrangements on the cover page as required by Item 1(e) of Part II to Form 1-A.  Please also explain to us how the terms of your escrow agreement will comply with Exchange Act Rule 15c2-4.

Response:  Complied.  See the revised disclosure on the cover page.  Please note that FundAmerica Securities LLC is not acting as an underwriter or placement agent for this offering.  It is providing services solely as an accommodating broker for state blue sky purposes.  FundAmerica is not conducting any solicitation activities and is not recommending securities to prospective investors.  Notwithstanding its limited role, FundAmerica Securities LLC is complying with Rule 15c2-4 by promptly depositing subscription funds in a segregated bank account, with respect to which it will act as trustee or agent, and, upon the occurrence of the relevant contingency, will promptly make the appropriate transfer of funds to the persons entitled thereto upon instruction from the Company.  As reflected in the Escrow Services Agreement between the Company and FundAmerica Securities, LLC (filed with this amendment as Exhibit 8.1), FundAmerica will serve as trustee or escrow agent and establish a segregated account at Bofl Federal Bank.  All funds from subscriptions will be deposited into that account and released only upon the earliest to occur of the following: (a) the subscription amount representing the Minimum Offering having been deposited and cleared; (b) the expiration of the offering period; or (c) the determination make by the Company to terminate the offering prior to closing.

3.
We note the disclosure on the cover page that you contemplate commencing this offering in 2015 and possibly continuing into 2016.  We also note that you reserve the right to accept subscriptions for up to an additional 418,000 shares in connection with this offering.  Please reconcile these disclosures with the information in Item 4 of Part I to Form 1-A that you do not intend to offer securities on a delayed or continuous basis pursuant to Rule 251(d)(3) and that the maximum number of securities offered does not include the additional 418,000 shares.  Please also explain why the legality opinion filed as Exhibit 12.1 does not include the additional 418,000 shares.

Response:  Item 4 of Part I to Form 1-A has been revised to state that the Company intends to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3) and that the maximum number of shares offered is 2,508,000.  A revised legality opinion has been filed as Exhibit 12.1 to include the additional 418,000 shares.

Business, page 10

4.
You state that based on the current prototype and components, the retail price of the Elio is $7,600 but you “are working to achieve the $6,800 targeted retail price.”  Please discuss the most significant factors that enable you or limit you in achieving your target base price.  Please also discuss the extent to which these costs, including those attributed to “new tooling,” are controllable by you.  To the extent you have made price guarantees for customer reservations or if non-refundable deposits could be refunded if you fail to meet price, delivery date, or performance targets, please discuss accordingly.

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
October 21, 2015

Response:  Complied.  See the revised disclosure on pages 11 and 12.  Elio Motors has not made any price guarantees in connection with customer reservations.  Its Customer Reservation Agreement states that the price “is subject to change until agreed upon in an executed Purchase Agreement”.  Furthermore, the Agreement states that it “does not constitute an agreement for the sale of a vehicle and does not lock in pricing, a production slot, or an estimated delivery date”.

5.
Please discuss your substantial dependence on third parties for the development and distribution of the Elio, the extent to which their involvement will impact your ability to meet your targeted base price of $6,800, the risks to the extent material arising from your decision not to seek patent rights, and your ability to identify alternative arrangements in the event you are unable to enter into final binding agreements with third parties.

Response:  Complied.  See the revised disclosure on pages 13 and 18.

6.
Please clarify whether the testing protocols you identify beginning on page 12 will be validated by you or by third parties and briefly discuss whether you are required to obtain third party validation of miles per gallon or safety tests for the purposes of meeting any state or federal regulations or to participate in the ATVM loan program.

Response:  Complied.  See the revised disclosure on page 14.

Engineering and Development, page 12

7.
Please file the agreement with Technosports Creative as an exhibit to the offering statement and describe here the material terms of the agreement or explain to us why this agreement is not material to you or you are otherwise not substantially dependent upon it.  Refer to Item 17(6) of Part III to Form 1-A.

Response:  Technosports Creative is a prototype shop, which the Company has engaged previously for the fabrication of its pre-production prototypes. Once the prototype validation and testing is complete, all production vehicles will be assembled using a mass-manufacturing process at the Company’s Shreveport Louisiana assembly plant at the rate of approximately 1000 vehicles per day at full volume – orders of magnitude higher than Technosports’ scale. Because of the pre-production nature of the Technosports relationship, the Company does not deem it material to its long-term production operations.  Technosports provides a quotation to the Company for each prototype it is asked to build, which constitutes the agreement with Technosports.  Other prototype builders are available to the Company.  Accordingly, the Company does not view its business as being dependent upon Technosports.  Use of the word “partnering” with respect to Technosports likely created the misunderstanding of the relationship and that has been changed. See page 14.

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
October 21, 2015

The Market, page 13

8.	It appears you have summarized the market survey report prepared by Berline. Please explain to us why Berline’s consent is not required to be filed. Refer to Item 17(11)(a) of Part III to Form 1-A.

Response:  Berline’s consent is filed as exhibit 11.2.

Sales and Service Model, page 14

9.
We note that several states have enacted legislation designed to restrict or prohibit the retail sales model utilized by Tesla.  Please discuss the applicability to you of state franchise dealer laws, the extent to which you have determined not to operate in certain geographic locations because of these laws, and the alternative methods of distribution, if any, to service customers in these states.

Response:     A discussion entitled, “Motor Vehicle Manufacturer and Dealer Regulation” has been added to the “Government Regulation” section to address this comment.  See page 20.

Production Plan, page 15

10.
We are aware from media reports that you have encountered production delays.  Please discuss your production plans on a historic basis and discuss the significant factors, including the availability of financing, that influence your historic and anticipated production timetable.

Response:  Complied.  See the revised disclosure on pages 17 and 18.

Properties, page 18

11.
We are aware from media reports that you may be subject to penalties if you do not achieve certain employment levels within a specified timeframe for the Shreveport facility.  If true, please disclose and quantify these targets or explain to us why you do not believe this disclosure is required.

Response:    Complied.  See the revised disclosure on page 22.

Plan of Operation, page 21

12.
Please quantify the anticipated budgets and disclose the key milestones to complete prototype design and testing, development of your retail sales model, and any other material aspects of your plan of operations.  Please also clarify whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations.  Refer to Item 9(c) of Part II to Form 1-A.

Response:  Complied.  See the revised disclosure on pages 25 and 26.

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
October 21, 2015

13.
Please disclose the material terms and conditions of the ATVM loan program, including the remaining financial eligibility and any other application requirements necessary for your loan approval.  Please also discuss the extent to which you are dependent on this financing to implement your plan of operations.

Response:  Complied.  See the revised disclose on page 27.  Please note that the material terms and conditions of the ATVM loan program are already disclosed – eligibility based on a manufacturer’s ability to deliver light duty vehicles or ultra efficient vehicles and financial viability over the life of the loan.  As mentioned in the revised disclosure, the specific terms and conditions of the loan are negotiated with each borrower after the first two steps of the loan application process have been completed.

Security Ownership of Management and Certain Security Holders, page 27

14.
Please include in your tabular calculation of beneficial ownership by Stuart Lichter those shares which may be acquired within 60 days, including any outstanding options or convertible securities.  Refer to Item 12(b)(2) of Part II to Form 1-A and Exchange Act Rule 13d-3(d)(1).

Response:  Complied.  See the revised table on page 32.

Plan of Distribution, page 33

15.
Please describe the procedures for prospective investors who have submitted non-binding indications of interest on the StartEngine.com website to subscribe in the offering.  Please also clarify whether the prospective investors may subscribe only through the StartEngine.com website and describe briefly how subscription information is transmitted from StartEngine.com to FundAmerica Securities, LLC.

Response:  Complied.  See the revised disclosure on page 38.

16.	Please explain to us what compensation StartEngine.com will be paid for its services in connection with this offering.

Response:  Complied.  See the revised disclosure on page 38.

17.	Please tell us whether any officer, director or employee of your company will participate in the sale of securities pursuant to this offering. Refer to Exchange Act Rule 3a4-1.

Response:  It is not anticipated that any officer, director or employee of Elio Motors will participate in the sale of securities in a manner that would cause him or her to be deemed a broker.  If there is an insufficient amount of interest on Elio Motor’s or StartEngine.com’s websites, Elio Motors employees may contact persons who have reserved Elio vehicles to make them aware of the offering.  These employees will not be paid commissions and currently perform other duties for Elio Motors.

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
October 21, 2015

Financial Statements

18.	Please include interim financial statements for the six months ended June 30, 2015 in accordance with the instructions to Part F/S of Form 1-A if your filing is not qualified by September 30, 2015.

Response:  Interim financial statements for the six months ended June 30, 2015 are included in the amended offering statement.  See pages F-20 through F-25 in the preliminary offering circular.

Exhibit 13

19.	You state that you have “$70 million raised.” Please explain to us how you calculated this amount by reference to your disclosure in the preliminary offering circular.

Response:  “$70 million raised” refers to the approximate total of reservations ($15.8 million as of December 31, 2014), debt ($39.8 million as of December 31, 2014), and equity ($15.1 million as of December 31, 2014).  See the audited financial statements in the preliminary offering circular.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage Fay M. Matsukage

Cc: Elio Motors, Inc. Ellenoff Grossman & Schole LLP